Allianz reduces stake in Munich Re


Allianz AG has reduced its stake in Munchener Ruckversicherungs-Gesellschaft (Munich Re) in the first quarter of 2003 from 22.4 percent to slightly less than 20 percent. Due to this measure, as of March 31, 2003 Munich Re will no longer be consolidated according to the equity-method.

There are no further disposals intended at present. However - as already communicated - it is planned in the course of this year to partly repay the MILES securities issued in 2000 in Munich Re shares. Overall, the Allianz stake in Munich Re is to be reduced to 15 percent. In return, Munich Re will partially participate in the planned rights issue of Allianz and thereby reduce its stake in Allianz to about 15 percent. The existing long-term partnership of the two groups will continue on this basis.

These assessments are subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.
The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

end of message, (c)DGAP 01.04.2003
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